
15045504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 23 2015

SEC FILE NUMBER
8- 65282

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2014___ AND ENDING ___12/31/2014___
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwest Investment Advisors Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 South Washington, Ste 210

(No. and Street)

Spokane   Washington   99201
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Katherine Anderson   (404) 303-8840
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schoedel & Schoedel CPA's PLLC

(Name – *if individual, state last, first, middle name*)

422 W. Riverside Dr. Ste. 1420   Spokane   Washington   99201
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____ Katherine Anderson _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Northwest Investment Advisors Inc. _____ , as of _____ 12/31/2014 _____ , _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

<table>
<tr><td></td><td>_____</td></tr>
<tr><td></td><td>Signature</td></tr>
<tr><td></td><td>FINOP</td></tr>
<tr><td></td><td>_____</td></tr>
<tr><td>Notary Public</td><td>Title</td></tr>
</table>

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHWEST INVESTMENT ADVISORS, INC

REPORTS PURSUANT TO RULES 17a-5(d)

YEAR ENDED DECEMBER 31, 2014


SCHOEDEL&
SCHOEDEL&
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 • 747•2158   FAX 509 • 458•2723
www.schoedel.com

INDEPENDENT REGISTERED AUDITOR'S REPORT

Sean Grubb, President
Northwest Investment Advisors, Inc.
9 South Washington, Suite 210
Spokane, Washington 99201

We have audited the accompanying statement of financial condition of Northwest Investment Advisors, Inc. (NWIA), a Washington Corporation, of December 31, 2014, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of Northwest Investment Advisors, Inc.'s management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northwest Investment Advisors, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information, Schedules I, has been subjected to audit procedures performed in conjunction with the audit of Northwest Investment Advisors, Inc.'s financial statements. Schedule I, is the responsibility of Northwest Investment Advisors, Inc.'s management. Our audit procedures included determining whether Schedules I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I, we evaluated whether Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schoedel & Schoedel CPA, PLLC

Spokane, Washington
February 13, 2015

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash	$	100,970
Central registration depository account		1,602
Commissions receivable		27,187
Deposit with clearing agent		15,000
Prepaid Expenses		60
Property and equipment, net		470
Total assets	$	**145,289**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	7,892

STOCKHOLDERS' EQUITY

Common stock, no par value	15,583
Retained earnings	121,814
Total stockholders' equity	137,397
Total liabilites and stockholders' equity	$ **145,289**

The accompanying notes are an integral part of this statement.

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES:

Commissions	$ 522,652
Insurance agency revenue	28,996
Advisory fees	44,295
Interest earned	21
Total revenues	595,964

EXPENSES:

Advertising	8,224
Bank service charge	68
Clearing charge	12,566
Commission	385,151
Continuing Education	910
Depreciation	313
Insurance	1,671
Licenses, fees, dues and subscriptions	11,543
Office expense	8,331
Payroll	69,526
Professional fees	38,503
Rent	11,491
Repairs	890
Taxes	6,980
Travel & entertainment	1,858
Utilities	6,971
Total expenses	564,996

NET INCOME $ **30,968**

The accompanying notes are an integral part of this statement.

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:

Net income	$	30,968
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$	313
(Increase) Decrease in central registration depository account	$	(343)
(Increase) Decrease in commissions receivable	$	(3,020)
(Increase) Decrease in prepaid expenses	$	(60)
(Increase) Decrease in accounts payable and accrued expenses	$	(13,011)
Net cash from operating activities	$	14,847

CASH FLOWS USED IN FINANCING ACTIVITIES:

Dividends paid	$	(27,652)
NET CHANGE IN CASH	$	(12,805)
CASH, at beginning of year	$	113,775
CASH, at end of year	**$**	**100,970**

The accompanying notes are an integral part of this statement.

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock		Retained Earnings	Total Stockholders' Equity
	Shares	Amount		
BALANCES, December 31, 2013	33,333	$ 15,583	$ 118,498	$ 134,081
Dividends paid			(27,652)	(27,652)
Net income			30,968	30,968
BALANCES, December 31, 2014	**33,333**	**$ 15,583**	**$ 121,814**	**$ 137,397**

The accompanying notes are an integral part of this statement.

NOTE 1- ORGANIZATION AND NATURE OF OPERATIONS

Northwest Investment Advisors, Inc. (NWIA) was incorporated February 25, 2000 in Spokane, Washington. NWIA is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). NWIA carries no customer funds or securities and therefore is exempt from the reserve and possession or control requirements under Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of NWIA is presented to assist in understanding its financial statements. The financial statements and notes are representation of NWIA's management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Basis of Presentation
The financial statements of NWIA are prepared using the accrual basis of accounting with a fiscal year-end of December 31.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the management of NWIA to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Cash Equivalents
For purposes of the statement of cash flows, NWIA considers investments which are not subject to withdrawal restrictions and can be converted to cash on short notice and are used in the operating activities of the company, specifically cash in demand accounts at financial institutions, to be cash equivalents.

Commissions Receivable
Commissions receivable are recorded when purchase and sale orders are issued and are presented in the statement of financial condition net of an allowance for doubtful collection. In the opinion of management, substantially all receivables are collectible in full. As such, no provision for an allowance for doubtful collection has been recorded in these financial statements. All receivables are current and less than ninety days. No receivables are collateralized.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment
Property and equipment is stated at cost, and is depreciated by straight-line and accelerated methods over the estimated useful lives of the various assets. Management estimates the useful lives of the following assets to be:

Office equipment and furnishings	5-7 years
Software	3-5 years

Fair Value of Financial Instruments
Cash, central registration depository (CRD) accounts and deposits with clearing agent are held in cash, for which cost and fair value are equivalent. NWIA recognizes other financial instruments (including commissions receivable, accounts payable and accrued expenses) at historical cost, which approximates fair value due to the short maturities of those instruments.

Commission Revenue and Related Clearing Expenses
Commission revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising
Advertising costs are expensed as incurred.

Compensated Absences
Employees of NWIA are entitled to paid vacation and paid sick days, based on various factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. NWIA's policy is to recognize the cost of compensated absences when actually paid.

Federal Income Taxes
NWIA, with the consent of its shareholders, elected to be taxed under provisions of Subchapter S of the Internal Revenue Code. Under those provisions, NWIA does not pay federal corporate taxes on its taxable income. Instead, corporate taxable income is taxed directly to its shareholder. As such, no provisions for income taxes have been recorded in these financial statements.

NWIA is subject to audit or examinations by various regulatory jurisdictions. As of February 13, 2015, there were no audits or examinations in progress. With few exceptions, as of December 31, 2014, NWIA was no longer open to audit or examination for fiscal years ended prior to December 31, 2011.

NOTE 3 – CRD ACCOUNT

NWIA maintains a CRD account which is used to settle fees charged to NWIA by FINRA. NWIA is required to maintain a positive balance in this account. As of December 31, 2014 the balance was $1,602.

NOTE 4 – COMMISSIONS RECEIVABLE

NWIA has receivables for commissions. All receivables are current and less than ninety days. Receivables are not collateralized.

NOTE 5 – DEPOSIT WITH CLEARING AGENT

NWIA maintains a deposits account with Sterne, Agee, & Leach, Inc. The account is used to guarantee funds available for trading activity and requires a minimum deposit balance of $15,000.

NOTE 6 – PROPERTY AND EQUIPMENT

As of December 31, 2014, property and equipment was summarized as follows:

	2014
Office equipment and furniture	$ 16,025
Software	8,302
	24,327
Less: Accumulated depreciation	(23,857)
	$470

For the year ended December 31, 2014, depreciation expense totaled $313.

NOTE 7 – COMMON STOCK

As of December 31, 2014, there were 100,000 shares authorized and 33,333 issued and/or outstanding.

NOTE 8 – LEASES

NWIA lease office space through November 2015 under a non-cancelable lease agreement. The terms of the lease are personally guaranteed by the stockholder. Under the terms of the lease agreement monthly rental rates are as follows:

December 1, 2013 through November 30, 2014	$1,341
December 1, 2014 through November 30, 2015	1,381

For the year ended December 31, 2014, rental payments for this office space totaled $14,791.

Future minimum rental payments under the lease agreement for the year ending December 31, 2015 are $15,191.

In February 2008, NWIA entered into a sublease agreement of office space on a month-to-month basis. The sublease agreement is accounted for as a reduction of rental expense. For the year ended December 31, 2014, sublease proceeds totaled $3,300.

In October 2012, NWIA entered into a new lease agreement for a copier expiring on September 30, 2017. Under the terms of the lease agreement, NWIA is required to make base lease payments of $130 plus sales tax. For the year ended December 31, 2014, rental charges totaled $1,647.

Future minimum rental payments under the lease agreement for the years ending December 31, 2015 through 2017 are as follows:

2015	$	1,560
2016		1,560
2017		1,170

NOTE 9 - SUBSCRIPTION AGREEMENT

During the year ended December 31, 2011, NWIA entered into a subscription agreement for the use of software through June 1, 2014. Under the terms of the subscription agreement, NWIA is required to make quarterly payments of $1,519. For the year ended December 31, 2014, subscription charges totaled $6,615.

NOTE 10 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act f 1934, NWIA is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2014, NWIA had net capital and net capital requirements of $134,292 and $5,000, respectively. NWIA's net capital ratio (aggregate indebtedness to net capital) was 0.06 to 1. According to Rule 15c3-1, NWIA's net capital ratio shall not exceed 15 to 1.

NOTE 11 – SUBSEQUENT EVENTS

There are no events between December 31, 2014 and February 13, 2015 (the date the financial statements were available to be issued) that if disclosed would influence the readers' opinion concerning these financial statements.

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

NORTHWEST INVESTENT ADVISORS, INC.

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2014

CREDIT:

Total stockholders' equity	137,397

DEBITS:

Nonallowable assets:	
Central registration depository account	1,602
Prepaid Expenses	60
Property and equipment, net	470
Total debits	2,132
Net capital before haircuts on securites positions	135,265
Haircuts on securities:	
Other securities	973

NET CAPITAL   134,292

Minimum requirement of 6-2/3% of aggregate indebtedness of $7,892 or $5,000, whichever is greater	5,000
Excess net capital	$ 129,292

AGGREGATE INDEBTEDNESS:

Accounts payable and accrued expenses	$ 7,892

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   0.06 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2014.

See Independent Registered Auditor's Report.



PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 • 747-2158   FAX 509 • 458-2723
www.schoedel.com

INDEPENDENT REGISTERED AUDITOR'S REPORT ON EXEMPTION REPORT

Board of Directors
Northwest Investment Advisors, Inc.
Spokane, Washington

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Northwest Investment Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Northwest Investment Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Northwest Investment Advisors, Inc. stated that Northwest Investment Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Northwest Investment Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northwest Investment Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modification that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set for in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schoedel & Schoedel CPAs PLLC

Spokane, Washington
February 13, 2015

NORTHWEST INVESTMENT ADVISORS, INC.

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2014

To the best knowledge and belief of Northwest Investment Advisors, Inc.:

The Company claimed the (k)(2)(ii) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(ii) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2014.

Katherine Anderson
Signature

Financial and Operations Principal
Title

See Independent Registered Auditor's Report On Exemption Report.


SCHOEDEL& SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC



PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 • 747•2158   FAX 509 • 458•2723
www.schoedel.com

INDEPENDENT REGISTERED AUDITOR'S REPORT
ON APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Northwest Investment Advisors, Inc.
Spokane, Washington

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Northwest Investment Advisors, Inc. (NWIA), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating NWIA's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). NWIA's management is responsible for NWIA's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2014, as applicable, with the amounts in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences (there were no adjustments);

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences, and

5. Verified there were no amounts applied from an overpayment of the prior year assessment by review of the Form SIPC-7 for the year ended December 31, 2014.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schroeder & Schroeder CPAs PLLC

Spokane, Washington
February 13, 2015

NORTHWEST INVESTMENT ADVISORS, INC.

GENERAL ASSESSMENT RECONCILATION
PURSUANT TO FORM SIPC-7
DECEMBER 31, 2014

General Assessment per Form SIPC - 7 including interest	$	902
Less payments made with Form SIPC-6		469
Assessment Balance Due	$	433

See Independent Registered Auditor's Report On Applying Agreed Upon Procedures Related To An Entity's SIPC Assessment Reconciliation.